

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2013

Via E-mail
Martin Levine
Chief Financial Officer
Cherry Hill Mortgage Investment Corporation
301 Harper Drive, Suite 110
Moorestown, NJ 08057

> **Re: Cherry Hill Mortgage Investment Corporation**
> **Amendment No. 1 to Form S-11**
> **Filed May 29, 2013**
> **File No. 333-188214**

Dear Mr. Levine:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Our Company, page 1

1.   The disclosure in this subsection primarily focuses on excess MSRs. Considering the portion of your offering proceeds that will be used to purchase Agency securities, please revise here to reflect this aspect of your intended operations.

Our Initial Portfolio, page 97

2.   We note your response to comment 5. In order to understand the potential effectiveness of your recapture arrangement, please tell us if you are able to disclose the portion of prepayments, to date, that were a result of loans refinanced by Freedom Mortgage.

3.   We note your response to comment 6. Please disclose the yield for your investment in excess MSRs or tell us why such disclosure is not material. If you disclose the yield, please discuss the assumptions underlying the calculation.

Our Initial Portfolio, page 97

4.   Please tell us if a range of FICO scores and LTV ratios would provide more meaningful insight into the asset's credit risk than the weighted averages currently disclosed. If so, please disclose such ranges or advise.

Audited Financial Statements

Notes to Financial Statements – Development Stage

3. Significant Accounting Policies

Underwriting commissions and offering costs, page F-7

5.   Please revise your disclosure to clarify your accounting policy related to offering costs. In this regard, please clearly state the type of costs which the company's manager is currently paying on company's behalf, and those costs for which the company is directly responsible. For example, we note that the company has recorded an accrual for audit fees for the year ended December 31, 2012 and the three months ended March 31, 2013. Additionally, it does not appear that the maximum amount to be reimbursed to the manager as disclosed in your audited financial statements is consistent with the amount disclosed in your interim financial statements for the period ended March 31, 2013. Please explain the difference to us or revise your disclosure as necessary.

5. Indirect Expenses, page F-8

6.   Please explain to us how you considered the guidance in SAB Topic 5T in determining your accounting treatment for indirect expenses.

Exhibit Index

7.   Please tell us why Exhibit 3.1 is not filed in an executed form.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Daniel M. LeBey, Esq.
      David S. Freed, Esq.
      Via E-mail